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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

Tenet Healthcare Corporation
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, Par Value $0.05 Per Share, of Tenet Healthcare Corporation, Having an Exercise Price of $15.22 Per Share or Higher
(Title of Class of Securities)

88033G100
(CUSIP Number of Class of Securities (Underlying Common Stock))

E. Peter Urbanowicz
General Counsel
Tenet Healthcare Corporation
13737 Noel Road
Dallas, Texas 75240
(469) 893-2200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Person)

COPY TO:
 Alison S. Ressler
Sullivan & Cromwell LLP
1888 Century Park East
Los Angeles, California 90067
(310) 712-6600

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee

Not Applicable*	Not Applicable*

*
A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: Not applicable	Filing Party: Not applicable
Form or Registration No.: Not applicable	Date Filed: Not applicable
☒
Check the appropriate box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

  Check the appropriate boxes below to designate any transactions to which the statement relates:

  ☐
  third-party tender offer subject to Rule 14d-1.

  ☒
  issuer tender offer subject to Rule 13e-4.

  ☐
  going-private transaction subject to Rule 13e-3.

  ☐
  amendment to Schedule 13D under Rule 13d-2.

        Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

        This Tender Offer Statement on Schedule TO is being filed by Tenet Healthcare Corporation, a Nevada corporation, pursuant to General Instruction D to Schedule TO.

Item 12. Exhibits.

(a	)(5)(A)	Memorandum distributed to Tenet Stock Option Holders announcing approval of the Option Exchange Program by Tenet Stockholders, dated May 26, 2005.

EXHIBIT INDEX

EXHIBIT NUMBER	DESCRIPTION
(a)(5)(A)	Memorandum distributed to Tenet Stock Option Holders announcing approval of the Option Exchange Program by Tenet Stockholders, dated May 26, 2005.

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EXHIBIT INDEX